December 10, 2024

Naijiang (Eric) Zhou
Chief Financial Officer
Xunlei Ltd
3709 Baishi Road, Nanshan District, Shenzhen, 518000
The People   s Republic of China

       Re: Xunlei Ltd
           Form 20-F for the fiscal year ended December 31, 2023
           Response dated September 6, 2024
           File No. 001-35224
Dear Naijiang (Eric) Zhou:

        We have reviewed your September 6, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our August
12, 2024 letter.

Form 20-F for the fiscal year ended December 31, 2023
Note 2. Summary of significant accounting policies
(k) Goodwill, page F-19

1. We note your response to prior comment 2 and the subsequent calls with the Staff. As noted on the December 10, 2024 call, the Staff objects to your
conclusion that    Net
       Cash    should be added to your market capitalization to arrive at fair value. Therefore,
       considering that your market capitalization is substantially below your consolidated book value, please explain to us how you concluded that your goodwill was not impaired as of December 31, 2023.
 December 10, 2024
Page 2

     Please contact Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Haiping Li